INTERLINK ELECTRONICS, INC.
31248 Oak Crest Drive, Suite 110
Westlake Village, CA 91361

November 27, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Interlink Electronics, Inc.
Registration Statement on Form S-3 (File No. 333-221544)
Acceleration Request
                        Requested Date:                              November 29, 2017
                        Requested Time:                          4:00 p.m. Eastern Time

Ladies and Gentlemen:

Interlink Electronics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-221544) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

INTERLINK ELECTRONICS, INC.

By:	/s/ Steven N. Bronson
Steven N. Bronson
Chief Executive Officer